

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Our Ref : BS(2005)231(JY)

05012324

SUPPL

1 November 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
NOV 0 7 2005
THOMSON
FINANCIAL

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2005 NOV -7 A 11:59

RECEIVED

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with the Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 31 October 2005 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

2,000)HT



Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

 **VETTED   UNVETTED   MONTHLY RETURN   SUBMISSION MANAGEMENT   DOWNLOAD DOC TEMPLATE   PROFILE ADMIN   LOGOUT**

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

Submission Details

Date/Time submitted	01/11/2005	11:51:59	Submitted By	02388P03
Date/Time Approved	01/11/2005	11:56:34	Approved By	02388P02
Submission No.	EBIS-051101-00017		Status	Approved

Company Code	LM02388	BOC Hong Kong (Holdings) Limited
Your Capacity		
Announcement Category	Unvetted	Announcement Type Monthly Return I
Contact Person	Jason C. W. Yeung	
Contact No.	2846 2700	

For the month ended : 31/10/2005

Name of Company	LM02388	BOC Hong Kong (Holdings) Limited
Contact Person	Jason C. W. Yeung	
Contact Telephone No.	2846 2700	Date submitted 01/11/2005

Section A   Section B   Section C   Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

- [✓] Ordinary shares
- [ ] Preference shares
- [ ] Equity Warrants
- [ ] Other Classes of Shares

Section A   Section B   Section C   Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code :	2388		Description :		
	No. of Shares		Par Value		Authorised Share Capital
Balance at close of preceding month	20,000,000,000	HKD		5.00	100,000,000,000
Increase/(Decrease) (EGM approval date)					
(dd/mm/yyyy)					
Balance at close of the month	20,000,000,000	HKD		5.00	100,000,000,000

(2) Stock Code :			Description :		
	No. of Shares		Par Value		Authorised Share Capital
Balance at close of preceding month		HKD			
Increase/(Decrease) (EGM approval date)					
(dd/mm/yyyy)					
Balance at close of the month		HKD			

2. Preference Shares

Stock Code :			Description :		
	No. of Shares		Par Value		Authorised Share Capital
Balance at close of preceding month		HKD			
Increase/(Decrease) (EGM approval date)					
(dd/mm/yyyy)					
Balance at close of the month		HKD			

3. Other Classes of Shares

Stock Code :			Description :		
	No. of Shares		Par Value		Authorised Share Capital
Balance at close of preceding month		HKD			
Increase/(Decrease) (EGM approval date)					
(dd/mm/yyyy)					
Balance at close of the month		HKD			

Total Authorised Share Capital at the end of the Month   HKD   100,000,000,000

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	10,572,780,266			
Increase/(Decrease) during the month				
Balance at close of the month	10,572,780,266			

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom

◉ Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

Total Exercised Money During the Month HKD

Equity Warrants

Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Sthares Arising Therefrom
1.	HKD				

(   )
Stock Code
Subscription Price HKD

◉ Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

| 2. | HKD | | | | |

(   )
Stock Code
Subscription Price HKD

◉ Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

| 3. | HKD | | | | |

(   )
Stock Code

◉ Ordinary (1)
○ Ordinary (2)
○ Preference

	Subscription Price	HKD						○ Other Class
4.			HKD					
								◉ Ordinary (1)
								○ Ordinary (2)
	( )							○ Preference
	Stock Code							
	Subscription Price	HKD						○ Other Class

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1.	HKD				
					◉ Ordinary (1)
Stock Code					○ Ordinary (2)
Subscription Price HKD					○ Preference
					○ Other Class
2.	HKD				
					◉ Ordinary (1)
Stock Code					○ Ordinary (2)
Subscription Price HKD					○ Preference
					○ Other Class
3.	HKD				
					◉ Ordinary (1)
Stock Code					○ Ordinary (2)
Subscription Price HKD					○ Preference
					○ Other Class

Other Issues of Shares

Type of Securities			No. Of New Shares Arising Therefrom
1. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	
			◉ Ordinary (1)
			○ Ordinary (2)
			○ Preference
			○ Other Class
2. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	
			◉ Ordinary (1)
			○ Ordinary (2)
			○ Preference
			○ Other Class
3. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	
			◉ Ordinary (1)
			○ Ordinary (2)
			○ Preference
			○ Other Class
4. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	
			◉ Ordinary (1)

			○ Ordinary (2)
			○ Preference
			○ Other Class
5.Bonus Issue	Issue and allotment Date : (dd/mm/yyyy)		
			◎ Ordinary (1)
			○ Ordinary (2)
			○ Preference
			○ Other Class
6.Repurchase of share	Cancellation Date: (dd/mm/yyyy)		
			◎ Ordinary (1)
			○ Ordinary (2)
			○ Preference
			○ Other Class
7.Redemption of share	Redemption Date: (dd/mm/yyyy)		
			◎ Ordinary (1)
			○ Ordinary (2)
			○ Preference
			○ Other Class
8.Other	At Price : HKD	Issue and allotment date	
			◎ Ordinary (1)
(Please specify)			○ Ordinary (2)
			○ Preference
			○ Other Class

Remarks (Max 160 Characters):

Authorised Signatory

* Name	Jason C. W. Yeung
* Title	Company Secretary

OK

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.